Shareholder Meeting Results (unaudited)

The Special Meeting of Shareholders of Aquila
Narragansett Tax-Free Income Fund (the 'Fund') was held on September 17, 2013. The holders of shares representing 66% of the total net asset value of the shares entitled to vote were present in person or by proxy. At the meeting, the following matter was voted upon and approved by the shareholders (the resulting votes are presented below).

Dollar Amount of Votes:


1.  To act on an Agreement and Plan of Reorganization


	For		Against		Abstain
	$157,763,243	$6,946,508	$2,074,633